Securities and Exchange Commission
RECEIVED

APR 22 2008

Office of Compliance Inspection and Examinations

08031616

SECURI[...]MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......12.00	

SEC FILE NUMBER
8-66088

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schottenfeld Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Katz (212) 300-2203
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harry Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Schottenfeld Group LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DIONNE PLUMMER
Notary Public, State of New York
No. 01PL6156513
Qualified in Bronx County
Commission Expires Nov. 27, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SCHOTTENFELD GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Schottenfeld Group LLC
New York, New York

We have audited the accompanying statement of financial condition of Schottenfeld Group LLC as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Schottenfeld Group LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2008

SCHOTTENFELD GROUP LLC

Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 117,596
Due from clearing broker	20,861,895
Securities owned, fair value	35,218,603
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $1,665,580	1,026,588
Due from affiliate	476,170
Other assets	296,216
	$ 57,997,068
Liabilities	
Securities sold short, at fair value	$ 7,847,498
Compensation payable	5,205,871
Accounts payable and accrued expenses	2,435,033
Deferred rent payable	253,660
Equipment leases payable	82,051
	15,824,113
Commitments and Contingencies	
Subordinated Loan Payable	3,000,000
Members' Capital	39,172,955
	$ 57,997,068

See notes to statement of financial condition

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Schottenfeld Group LLC (the "Company") was organized as a Delaware Limited Liability Company and commenced operations as a registered broker/dealer in June 2004. The Company trades securities for its own account and provides commission based agency services to its institutional clients, including certain related parties as described in Note D. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P., on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement, but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

[2] Valuation of securities:

Interest income and expense and dividend income and expense are recorded on the accrual basis. Securities owned and sold short are valued at fair value based on exchange quoted prices or as determined by management. Securities owned and sold short consist primarily of marketable equities.

[3] Equipment and improvements:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the estimated useful life of the assets or the lease period.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[5] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3).

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] New accounting pronouncement: (continued)

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company intends to adopt SFAS 157 in January 2008. The Company expects that adoption of SFAS 157 will not have a material effect on the Company's statement of financial condition since its investments consist substantially of marketable securities and have therefore been valued based upon quoted market prices in active markets.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $35,006,932 which was $34,485,555 in excess of its required net capital of $521,377. The Company's net capital ratio was 0.22 to 1.

NOTE C - INCOME TAXES

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to New York City unincorporated business tax.

NOTE D - RELATED PARTY TRANSACTIONS

The Company provides brokerage services to an affiliate, Schottenfeld Qualified Associates, L.P. ("SQA"), which is managed by an affiliate controlled by one of the members of the Company. During the year ended December 31, 2007, the Company earned approximately $565,000 in commissions for brokerage services provided to SQA.

The Company has engaged the services of Roadrunner Capital Partners LLC ("Roadrunner"), a commonly controlled affiliate to manage certain of its assets in connection with the Company's proprietary securities trading activities. As of December 31, 2007, the Company owed $5,205,871 to Roadrunner in connection with these services, which amount is reflected as compensation payable.

Roadrunner is the lessee and obligor on the premises lease for the office facilities occupied by the Company. Although no formal arrangement exists between the Company and Roadrunner, the Company has borne all of the lease costs incurred by Roadrunner for the year ended December 31, 2007. Required security deposits were also funded by the Company and are reflected as due from affiliate. Roadrunner is also the lessee of certain telecommunications equipment used by the Company.

(See Note F - Lease Commitments and Deferred Rent)

NOTE E - EQUIPMENT AND IMPROVEMENTS

At December 31, 2007, furniture, equipment and improvements consisted of:

	Cost (1)	Estimated Lives
Office equipment, furniture and fixtures	$ 457,866	3 to 5 years
Telecommunications equipment (2)	1,010,706	5 years
Leasehold improvements	1,220,596	Lease term
	2,689,168	
Accumulated depreciation and amortization	(1,662,580)	
	$ 1,026,588	

(1) Office equipment and leasehold improvements are recorded at cost, including $742,795 transferred from affiliates as part of members' capital contributions in prior years.

(2) Telecommunications equipment includes $237,395 representing capitalized lease costs.

NOTE F - LEASE COMMITMENTS AND DEFERRED RENT

As described in Note D, as the primary user of certain office facilities and equipment, the Company has borne the costs for the year ended December 31, 2007 of certain lease arrangements of its affiliate, Roadrunner. The future minimum lease payments due under these operating and capital leases are as approximately follows:

Year Ending December 31,	Operating Lease	Capital Leases
2008	$ 960,000	$ 58,500
2009	960,000	29,000
2010	157,000	
Total minimum lease payments	$ 2,077,000	$ 87,500*

*Includes interest of approximately $5,000.

The capital leases require monthly payments over a 60-month term ending July 2009 and include interest at the annual rate of 8.5%.

The office facilities lease expires on February 27, 2010 and provides for a 3-month period during which no payments of rent were required. The difference between rent expense incurred and rent paid is recorded as deferred rent. In addition, the lessor contributed approximately $408,000 towards the cost of initial alterations, which amount was recorded as deferred rent. For financial reporting purposes, expense related to the lease is recognized on a straight-line basis over the lease term and the total amount of deferred rent is to be amortized over the lease term.

NOTE F - LEASE COMMITMENTS AND DEFERRED RENT (CONTINUED)

The Company receives certain facilities usage fees from third parties sharing the office facilities. Following are the approximate minimum fees to be received by the Company based on formalized usage fee arrangements in place as of December 31, 2007:

2008	$ 550,000
2009	550,000
2010	92,000
	$1,192,000

NOTE G - SUBORDINATED LOAN PAYABLE

The subordinated loan payable at December 31, 2007 consists of borrowings from Goldman Sachs Credit Partners L.P., an affiliate of the Company's correspondent broker, under a subordinated loan agreement. The $3,000,000 loan bears interest at the rate of prime plus 2 percent and is due July 31, 2008. The subordination agreement has been approved by the Financial Industry Regulatory Authority and is available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid and repayment is subordinate to the claims of all creditors arising out of any matter occurring prior to the maturity date.

NOTE H - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

The Company keeps a portion of its cash with a major bank. The account balances may exceed the FDIC insurance limit.

NOTE I - CONTINGENCIES

The Company is presently involved in an arbitration pending before the Financial Industry Regulatory Authority involving a statement of claim by another broker-dealer (the "claimants") alleging that the Company conspired with the claimants to solicit claimants' traders in violation of certain non-solicitation agreements that these traders had executed with the claimants. Claimants are seeking injunctive relief and unspecified compensatory and punitive damages. Counsel indicates they cannot predict, with any degree of certainty, the probable outcome of this matter but believe that the Company has good and meritorious defenses to the claims.

As of December 31, 2007, accrued expenses include professional fees estimated by the Company to be incurred in connection with the above noted arbitration, in addition to professional fees estimated to be incurred by their traders mentioned in the arbitration, as the Company has separately agreed to pay such fees.

NOTE J - SUBSEQUENT EVENTS

In January and February 2008, certain members withdrew capital totaling $3,629,000.

Eisner

Eisner LLP
Accountants and Advisors

SCHOTTENFELD GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Schottenfeld Group LLC
New York, New York

We have audited the accompanying statement of financial condition of Schottenfeld Group LLC as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Schottenfeld Group LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2008

SCHOTTENFELD GROUP LLC

Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 117,596
Due from clearing broker	20,861,895
Securities owned, fair value	35,218,603
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $1,665,580	1,026,588
Due from affiliate	476,170
Other assets	296,216
	$ 57,997,068
Liabilities	
Securities sold short, at fair value	$ 7,847,498
Compensation payable	5,205,871
Accounts payable and accrued expenses	2,435,033
Deferred rent payable	253,660
Equipment leases payable	82,051
	15,824,113
Commitments and Contingencies	
Subordinated Loan Payable	3,000,000
Members' Capital	39,172,955
	$ 57,997,068

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2007

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Schottenfeld Group LLC (the "Company") was organized as a Delaware Limited Liability Company and commenced operations as a registered broker/dealer in June 2004. The Company trades securities for its own account and provides commission based agency services to its institutional clients, including certain related parties as described in Note D. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P., on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement, but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

[2] Valuation of securities:

Interest income and expense and dividend income and expense are recorded on the accrual basis. Securities owned and sold short are valued at fair value based on exchange quoted prices or as determined by management. Securities owned and sold short consist primarily of marketable equities.

[3] Equipment and improvements:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the estimated useful life of the assets or the lease period.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[5] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3).

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] New accounting pronouncement: (continued)

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company intends to adopt SFAS 157 in January 2008. The Company expects that adoption of SFAS 157 will not have a material effect on the Company's statement of financial condition since its investments consist substantially of marketable securities and have therefore been valued based upon quoted market prices in active markets.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $35,006,932 which was $34,485,555 in excess of its required net capital of $521,377. The Company's net capital ratio was 0.22 to 1.

NOTE C - INCOME TAXES

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to New York City unincorporated business tax.

NOTE D - RELATED PARTY TRANSACTIONS

The Company provides brokerage services to an affiliate, Schottenfeld Qualified Associates, L.P. ("SQA"), which is managed by an affiliate controlled by one of the members of the Company. During the year ended December 31, 2007, the Company earned approximately $565,000 in commissions for brokerage services provided to SQA.

The Company has engaged the services of Roadrunner Capital Partners LLC ("Roadrunner"), a commonly controlled affiliate to manage certain of its assets in connection with the Company's proprietary securities trading activities. As of December 31, 2007, the Company owed $5,205,871 to Roadrunner in connection with these services, which amount is reflected as compensation payable.

Roadrunner is the lessee and obligor on the premises lease for the office facilities occupied by the Company. Although no formal arrangement exists between the Company and Roadrunner, the Company has borne all of the lease costs incurred by Roadrunner for the year ended December 31, 2007. Required security deposits were also funded by the Company and are reflected as due from affiliate. Roadrunner is also the lessee of certain telecommunications equipment used by the Company.

(See Note F - Lease Commitments and Deferred Rent)

NOTE E - EQUIPMENT AND IMPROVEMENTS

At December 31, 2007, furniture, equipment and improvements consisted of:

	Cost (1)	Estimated Lives
Office equipment, furniture and fixtures	$ 457,866	3 to 5 years
Telecommunications equipment (2)	1,010,706	5 years
Leasehold improvements	1,220,596	Lease term
	2,689,168	
Accumulated depreciation and amortization	(1,662,580)	
	$ 1,026,588	

(1) Office equipment and leasehold improvements are recorded at cost, including $742,795 transferred from affiliates as part of members' capital contributions in prior years.

(2) Telecommunications equipment includes $237,395 representing capitalized lease costs.

NOTE F - LEASE COMMITMENTS AND DEFERRED RENT

As described in Note D, as the primary user of certain office facilities and equipment, the Company has borne the costs for the year ended December 31, 2007 of certain lease arrangements of its affiliate, Roadrunner. The future minimum lease payments due under these operating and capital leases are as approximately follows:

Year Ending December 31,	Operating Lease	Capital Leases
2008	$ 960,000	$ 58,500
2009	960,000	29,000
2010	157,000	
Total minimum lease payments	$ 2,077,000	$ 87,500*

*Includes interest of approximately $5,000.

The capital leases require monthly payments over a 60-month term ending July 2009 and include interest at the annual rate of 8.5%.

The office facilities lease expires on February 27, 2010 and provides for a 3-month period during which no payments of rent were required. The difference between rent expense incurred and rent paid is recorded as deferred rent. In addition, the lessor contributed approximately $408,000 towards the cost of initial alterations, which amount was recorded as deferred rent. For financial reporting purposes, expense related to the lease is recognized on a straight-line basis over the lease term and the total amount of deferred rent is to be amortized over the lease term.

NOTE F - LEASE COMMITMENTS AND DEFERRED RENT (CONTINUED)

The Company receives certain facilities usage fees from third parties sharing the office facilities. Following are the approximate minimum fees to be received by the Company based on formalized usage fee arrangements in place as of December 31, 2007:

2008	$ 550,000
2009	550,000
2010	92,000
	$1,192,000

NOTE G - SUBORDINATED LOAN PAYABLE

The subordinated loan payable at December 31, 2007 consists of borrowings from Goldman Sachs Credit Partners L.P., an affiliate of the Company's correspondent broker, under a subordinated loan agreement. The $3,000,000 loan bears interest at the rate of prime plus 2 percent and is due July 31, 2008. The subordination agreement has been approved by the Financial Industry Regulatory Authority and is available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid and repayment is subordinate to the claims of all creditors arising out of any matter occurring prior to the maturity date.

NOTE H - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

The Company keeps a portion of its cash with a major bank. The account balances may exceed the FDIC insurance limit.

NOTE I - CONTINGENCIES

The Company is presently involved in an arbitration pending before the Financial Industry Regulatory Authority involving a statement of claim by another broker-dealer (the "claimants") alleging that the Company conspired with the claimants to solicit claimants' traders in violation of certain non-solicitation agreements that these traders had executed with the claimants. Claimants are seeking injunctive relief and unspecified compensatory and punitive damages. Counsel indicates they cannot predict, with any degree of certainty, the probable outcome of this matter but believe that the Company has good and meritorious defenses to the claims.

As of December 31, 2007, accrued expenses include professional fees estimated by the Company to be incurred in connection with the above noted arbitration, in addition to professional fees estimated to be incurred by their traders mentioned in the arbitration, as the Company has separately agreed to pay such fees.

NOTE J - SUBSEQUENT EVENTS

In January and February 2008, certain members withdrew capital totaling $3,629,000.

END

Eisner LLP
Accountants and Advisors

www.eisnerllp.com